UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Savanna Energy Services Corp.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Total Energy Services Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

804694

(CUSIP Number of Class of Securities (if applicable))

Savanna Energy Services Corp.

800, 311 – 6th Avenue S.W.

Calgary, Alberta, Canada

T2P 3H2

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 9, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Savanna Energy Services Corp. and were required to be disseminated to U.S. security holders or published in the United States

Exhibit 1.1	Offer to Purchase and Circular

Exhibit 1.2	Letter of Transmittal

Exhibit 1.3	Notice of Guaranteed Delivery

Exhibit 1.4	News Release dated November 23, 2016

Exhibit 1.5	News Release dated December 9, 2016

Exhibit 1.6	News Release dated January 10, 2017

Exhibit 1.7	News Release dated January 13, 2017

Exhibit 1.8	Notice To Readers dated December 15, 2016

(b)

Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “NOTICE TO SAVANNA COMMON SHAREHOLDERS IN THE UNITED STATES” commencing on the page v of the Offer to Purchase and Circular, and under the heading “Notice to U.S. Holders” in the relevant materials.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

None.

(2)

(a)	the annual information form of Total Energy Services Inc. (the “Company”) dated March 10, 2016 for the year ended December 31, 2015;

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2015 and notes and the auditor’s report in respect thereof;

(c)	the management’s discussion and analysis of results of operations and financial condition of the Company for the year ended December 31, 2015;

(d)	the management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders of the Company held on May 19, 2016;

(e)	the management proxy circular dated April 16, 2015 in respect of the annual and special meeting of shareholders of the Company held on May 21, 2015;

(f)	the unaudited consolidated interim financial statements of the Company for the three and nine month periods ended September 30, 2016 and notes related thereto;

(g)	management’s discussion and analysis of results of operations and financial condition of the Company for the three and nine month periods ended September 30, 2016; and

(h)	Description of the Debentures.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Total Energy Services Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOTAL ENERGY SERVICES INC.

By:	/s/ Cameron M. Danyluk
Name:	Cameron M. Danyluk
Title:	Vice President Legal and General Counsel

Dated: January 31, 2017

EXHIBIT INDEX

Exhibit	Description

1.1	Offer to Purchase and Circular

1.2	Letter of Transmittal

1.3	Notice of Guaranteed Delivery

1.4	News Release dated November 23, 2016

1.5	News Release dated December 9, 2016

1.6	News Release dated January 10, 2017

1.7	News Release dated January 13, 2017

1.8	Notice To Readers dated December 15, 2016

1.9	Annual information form dated March 10, 2016 for the year ended December 31, 2015

1.10	Audited consolidated financial statements for the years ended December 31, 2015 and notes and the auditor’s report in respect thereof

1.11	Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015

1.12	Management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders held on May 19, 2016

1.13	Management proxy circular dated April 16, 2015 in respect of the annual and special meeting of shareholders held on May 21, 2015

1.14	Unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and notes related thereto

1.15	Management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016

1.16	Description of the Debentures